

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20090851693-03
Ross Miller Secretary of State State of Nevada	Filing Date and Time 12/11/2009 9:40 AM
	Entity Number C30795-2002

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

Smartmetric, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

1. Designation, Amount and Par Value. The series of preferred stock shall be designated as its Series B Convertible Preferred Stock (the "Preferred Stock") and the number of shares so designated shall be up to 500,000 (which shall not be subject to increase without the written consent of all of the holders of the Preferred Stock (each, a "Holder" and collectively, the "Holders")). Each share of Preferred Stock shall have a par value of $0.001 per share and a stated value equal to $5.00 (the "Stated Value").

2. Dividends and Distributions

a. Dividend Rate and Rights. Holder of the Preferred B Stock shall be entitled to receive dividends or other distributions with the holder of the common stock ("Common Stock") of the Corporation on an as converted basis when, as, and if declared by the Directors of the Corporation.

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 3-6-09

SMARTMETRICS, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND LIMITATIONS OF SERIES B PREFERRED STOCK

PURSUANT TO SECTION 78.1955 OF THE NEVADA REVISED STATUTES

The undersigned, Colin Hendricks, does hereby certify that:

1. He is the Chief Executive Officer of Smartmetrics, Inc., a Nevada corporation (the "Corporation").

2. The Corporation is authorized to issue 5,000,000 shares of preferred stock, 0 of which have been issued.

3. The following resolutions were duly adopted by the board of directors of the Corporation (the "Board of Directors"):

WHEREAS, the certificate of incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, comprised of 5,000,000 shares, $0.001 par value per share, issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock, which shall consist of up to 500,000 shares of the preferred stock which the Corporation has the authority to issue.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

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1. **Designation, Amount and Par Value.** The series of preferred stock shall be designated as its Series B Convertible Preferred Stock (the "Preferred Stock") and the number of shares so designated shall be up to 500,000 (which shall not be subject to increase without the written consent of all of the holders of the Preferred Stock (each, a "Holder" and collectively, the "Holders")). Each share of Preferred Stock shall have a par value of $0.001 per share and a stated value equal to $5.00 (the "Stated Value").

2. **Dividends and Distributions**

    a. **Dividend Rate and Rights.** Holder of the Preferred B Stock shall be entitled to receive dividends or other distributions with the holder of the common stock ("Common Stock") of the Corporation on an as converted basis when, as, and if declared by the Directors of the Corporation.

    b. **Notices of Record Date.** In the event of any taking by the Corporation of a record of the holder of any class of securities for the purpose of determining the holder thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in previous quarter) or other distribution, the Corporation shall mail to each holder of Preferred B Stock in the same manner as provided to the holder of the Common Stock, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

3. **Conversion into Common Stock.**

    a. **Right to Convert.** Subject to and upon compliance with the provision of this Section 2, the holder of the shares of Preferred B Stock shall be entitled to convert all or any such share of Preferred B Stock into fifty (50) shares of Common Stock at any time after delivering to the Corporation a third party valuation of the patent assigned to the Corporation by Applied Cryptography, Inc. conducted by a nationally qualified accounting firm or IP law firm mutually agreed upon between the Corporation and Applied Cryptography, Inc., indicating that such patent is valued at $1,000,000 or higher.

    b. **Notice of Conversion.** Holders shall effect conversions by providing the Corporation with the form of conversion notice attached hereto as Annex A (a "Notice of Conversion"). Each Notice of Conversion shall specify the number of shares of Preferred Stock to be converted, the number of shares of Preferred Stock owned prior to the conversion at issue, the number of shares of Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers by facsimile such Notice of Conversion to the Corporation (such date, the "Conversion Date"). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. To effect conversions of shares of Preferred Stock, a Holder shall not be required to surrender the certificate(s) representing such shares of Preferred Stock to the Corporation unless all of the shares of Preferred Stock represented thereby are so converted, in which case such Holder shall deliver the certificate representing such shares of Preferred Stock promptly following the Conversion Date at issue. Shares of Preferred Stock converted into Common Stock or redeemed in accordance with the terms hereof shall be canceled and shall not be reissued.

c. Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Preferred B Stock and the number of shares of Common Stock to be issued shall be determined by rounding to the nearest whole share (a half share being treated as a full share for this purpose). Such conversion shall be determined on the basis of the total number of shares of Preferred B Stock the holder is at the time converting into Common Stock and such rounding shall apply to the number of shares of Common Stock issuable upon aggregate conversion. Before any holder shall be entitled to convert, he shall surrender the certificate or certificates representing Preferred B Stock to be converted, duly endorsed or accompanied by proper instruments of transfer, at the office of the Corporation or of any transfer agent, and shall given written notice to the Corporation at such office that he elects to convert the same. The Corporation shall, as soon as practicable thereafter, issue a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled. The Corporation shall, as soon as practicable after delivery of such certificates, or such agreement and indemnification in the case of a lost, stolen or destroyed certificate, issue and deliver to such holder of Preferred B Stock a certificate or certificates for the number of shares of Common Stock to which such holder is entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred B Stock to be converted.

d. Adjustments to Conversion Ratio

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i. <u>Merger or Reorganization</u>. In case of any reorganization, consolidation or merger of the Corporation as a result of which holder of Common Stock become entitled to receive other stock or securities or property, or in case of any conveyance of all or substantially all of the assets of the Corporation to another corporation, the Corporation shall mail to each holder of Preferred B Stock in the same manner as provided to the Common Stock holder a notice thereof, and each such holder shall, upon written notice by the Corporation to the holder of the Preferred B Stock, convert such holder's shares of Preferred B Stock into shares of Common Stock pursuant to this Section 2 immediately prior to the closing of such reorganization, consolidation or merger of the Corporation, and thereafter receive the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such Preferred B Stock would have been entitled upon such reorganization, consolidation, merger or conveyance.

ii. <u>Subdivision or Combination of Common Stock</u>. If the Corporation at any time subdivides (by any stock split, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Preferred B Stock Conversion Ratio in effect immediately prior to such subdivision will be proportionately reduced, and if the Corporation at any time combines (by reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Preferred B Stock Conversion Ratio in effect immediately prior to such combination will be proportionately increased.

iii. <u>No Impairment</u>. The Corporation will not, by amendment of its Articles of Incorporation, or through any reorganization transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 2 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holder of the Preferred B Stock against impairment.

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iv. Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Ratio of the Preferred B Stock pursuant to this Section 2, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred B Stock a certificate setting forth such adjustment or readjustment and the calculation on which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred B Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, and (ii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Preferred B Stock.

v. Common Stock Reserved. The Corporation shall take such action as is necessary to amend the Articles of Incorporation to authorize such number of shares of Common Stock as shall from time to time be sufficient to effect conversion of the Preferred B Stock.

4. Liquidation Preference.

Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a "Liquidation"), the Holders shall be entitled to receive out of the assets, whether capital or surplus, of the Corporation an amount equal to the Stated Value, pro rata with the holders of Common Stock.

5. Voting Rights.

The record holder of the Preferred B Stock shall have the right to vote on any matter with holder of common stock voting together as one (1) class. The record holder(s) of the outstanding shares of Preferred B Stock shall have that number of votes (identical in every other respect to the voting rights of the holder of common stock entitled to vote at any regular or special meeting of the shareholder) equal to that number of common shares which is not less than 51% of the vote required to approve any action, which Nevada law provides may or must be approved by vote or consent of the holder of common shares or the holder of other securities entitled to vote, if any.

The record holder of the Preferred B Stock shall be entitled to the same notice of any regular or special meeting of the shareholder as may or shall be given to

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holder of common shares entitled to vote at such meetings. No corporate actions requiring majority shareholder approval or consent may be submitted to a vote of common shareholder which in any way precludes the Preferred B Stock from exercising its voting or consent rights as though it is or was a common shareholder.

For purposes of determining a quorum for any regular or special meeting of the shareholder, the outstanding shares of Preferred B Stock shall be included and shall be deemed as the equivalent of 51% of all shares of Common Stock represented at and entitled to vote at such meetings.

6. **Reissuance.**

No share or shares of Preferred B Stock acquired by the Corporation by reason of conversion or otherwise shall be reissued as Preferred B Stock, and all such shares thereafter shall be returned to the status of undesignated and unissued shares of Preferred Stock of the Corporation.

7. **Notices.**

a. **Notice Requirement.** Within ten (10) business days of any adjustment of the Preferred B Stock Conversion Ratio, the Corporation will give written notice thereof to all holder of shares of Preferred B Stock. The Corporation will give written notice to all holder of shares of Preferred B Stock at least ten (10) days prior to the date on which the Corporation closes its books or takes a record (a) with respect to any dividend or distribution upon Common Stock, or (b) with respect to any pro rata subscription offer to holder of Common Stock.

b. **Form of Notice.** Unless otherwise specified in the Corporation's Articles of Incorporation or Bylaws, all notices or communications given hereunder shall be in writing and, if to the Corporation, shall be delivered to it as its principal executive offices, and if to any holder of Preferred B Stock, shall be delivered to it at its address as it appears on the stock books of the Corporation.

[THIS SPACE IS INTENTIONALLY LEFT BLANK]

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RESOLVED, FURTHER, that the Chairman, the president or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file a Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of Nevada law.

IN WITNESS WHEREOF, the undersigned have executed this Certificate this 9th day of December ___ 2009.

Name: COLIN HENDRICK
Title: CHAIRMAN + PRESIDENT
SMARTMETRIC, INC.

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ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES OF PREFERRED STOCK)

The undersigned hereby elects to convert the number of shares of Series B Preferred Stock indicated below into shares of common stock, par value $.001 per share (the "Common Stock"), of Smartmetric, Inc., a Nevada corporation (the "Corporation"), according to the conditions hereof, as of the date written below. If shares of Common Stock are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Corporation. No fee will be charged to the Holders for any conversion, except for any such transfer taxes.

Conversion calculations:

Date to Effect Conversion: _____

Number of shares of Preferred Stock owned prior to Conversion: _____

Number of shares of Preferred Stock to be Converted: _____

Stated Value of shares of Preferred Stock to be Converted: _____

Number of shares of Common Stock to be Issued: _____

Applicable Conversion Price:_____

Number of shares of Preferred Stock subsequent to Conversion: _____

[HOLDER]

By:_____
    Name:
    Title: